                                                                      Exhibit 12

                                TECO Energy, Inc.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the company's ratio of earnings to fixed charges for the periods indicated.

                            Year Ended December 31,
     -------------------------------------------------------------------
      2001          2000               1999          1998           1997
      ----          ----               ----          ----           ----
     2.60x         2.51x           3.22x(1)      3.64x(2)       3.74x(3)

     For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes, income or loss from equity investees and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.

(1) Includes the effect of other non-operating pretax items totaling $21.0 million recorded at Tampa Electric, TECO Investments and TECO Energy. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.58x for the year ended Dec. 31, 1999.

(2) Includes the effect of other non-operating pretax items totaling $30.5 million associated with write-offs at TECO Coal and Tampa Electric, and $.6 million pretax of merger-related costs. The effect of these itmes was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.93x for the year ended Dec. 31, 1998.

(3) Includes a $2.6-million pretax charge for all transactions associated with the mergers completed in June 1997. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.76x for the year ended Dec. 31, 1997.